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                   SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549
                            ----------------
                            AMENDMENT NO. 5
                           (FINAL AMENDMENT)
                                  TO
                            SCHEDULE 14D-1
                  Tender Offer Statement Pursuant to
        Section 14(d)(1) of the Securities Exchange Act of 1934
                                  AND
                           AMENDMENT NO. 1
                                  TO
                             SCHEDULE 13D
            Pursuant to the Securities Exchange Act Of 1934
                           -----------------
                        New West Eyeworks, Inc.
                       (Name of Subject Company)
                         NW Acquisition Corp.
                   National Vision Associates, Ltd.
                               (Bidders)

                Common Stock, Par Value $0.01 Per Share
                    (Title of Class of Securities)

                                649156 10 6
                 (CUSIP Number of Class of Securities)
                          ___________________

        James W. Krause,  Chairman and Chief Executive Officer
                   National Vision Associates, Ltd.
                          296 Grayson Highway
                     Lawrenceville, Georgia  30045
                            (770) 822-3600
  (Name, Address and Telephone Number of Person Authorized to Receive
            Notices and Communications on Behalf of Bidders)

                              COPIES TO:
                        Mitchell Goodman, Esq.
                   National Vision Associates, Ltd.
                          296 Grayson Highway
                     Lawrenceville, Georgia  30045
                            (770) 822-3600

                        David A. Stockton, Esq.
                        Kilpatrick Stockton LLP
                   1100 Peachtree Street, Suite 2800
                   Atlanta, Georgia  (404) 815-6500

                       CALCULATION OF FILING FEE
============================================================================
|                     Amount of             |
|               Transaction Valuation*      |           Filing Fee*
|-------------------------------------------|-------------------------------
|                    $71,615,245            |           $14,323.05
============================================================================

* Estimated for purposes of calculating amount of filing fee only as described in the original filing; amount previously paid.
[x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $14,323.05        Filing Party: NW Acquisition Corp.
Form or Registration No.: Schedule 14D-1   and National Vision Associates, Ltd.
                                           Date Filed:   July 20, 1998
===============================================================================

     This Amendment No. 5 constitutes (i) the final amendment to the Tender Offer Statement on Schedule 14D-1 of National Vision Associates, Ltd., a Georgia corporation, and its wholly-owned subsidiary, NW Acquisition Corp., a Delaware corporation, filed with the Commission on July 20, 1998, as amended by Amendment No. 1 to
Schedule 14D-1, filed on August 18, 1998, Amendment No. 2 to Schedule 14D-1, filed on September 30, 1998, Amendment No. 3 to Schedule 14D-1, filed on October 5, 1998, and Amendment No. 4 to Schedule 14D-1, filed on October 9, 1998, with respect to an offer to purchase all outstanding shares of common stock, par value $0.01 per share, of New West Eyeworks, Inc.; and (ii) the sole amendment to the Statement on
Schedule 13D of the Bidders filed with the Commission on July 20, 1998. The information set forth in this Amendment No. 5 to Schedule 14D-1 shall be deemed to be incorporated by reference into the Amendment to Schedule 13D. Unless the context otherwise requires, capitalized terms not defined in this Amendment have the meanings assigned to them in the Tender Offer Statement.

     The Schedule 14D-1 is hereby amended and/or supplemented as provided below:

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) and (b) Pursuant to the Offer, which expired at Midnight, Eastern Time, on Thursday, October 22, 1998, the Purchaser purchased a total of 5,590,940 Shares on October 23, 1998, representing approximately 97% of the outstanding Shares.

     In accordance with the terms of the Merger Agreement, after the Purchaser purchased the 5,590,940 Shares, the Purchaser merged with and into the Company on October 23, 1998, pursuant to the "short-form" merger procedure permitted under Section 253 of the General Corporation Law of the State of Delaware. In connection with the Merger, each issued and outstanding Share (other than those owned by Parent or the Purchaser, any Shares held in the treasury of the Company and Shares with respect to which appraisal rights have been demanded and perfected in accordance with applicable Delaware law) were converted into and represent the right to receive $11.50 in cash, without interest.

ITEM 10.  ADDITIONAL INFORMATION.

     (f) The Purchaser announced in a press release issued by Parent on October 23, 1998 that it had accepted for payment all Shares tendered into the Offer. Such press release is included as Exhibit
(a)(18) to the Schedule 14D-1 and is incorporated herein by reference. In addition, the Purchaser filed a Certificate of Ownership and Merger in the Department of State of the State of Delaware. Such Certificate of Ownership and Merger is included as Exhibit (a)(19) and is incorporated herein by reference.


ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     (a)(18)   Text of Press Release of National Vision Associates,
               Ltd., dated October 23, 1998, with respect to acceptance of tendered Shares for payment.

     (a)(19)   Certificate of Ownership and Merger.

                               SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 23, 1998

                         NW ACQUISITION CORP.

                         By:        /s/ MITCHELL GOODMAN
                         Name:   Mitchell Goodman
                         Title:  Vice President, General Counsel and Secretary

                         NATIONAL VISION ASSOCIATES, LTD.

                         By:       /s/ MITCHELL GOODMAN
                         Name:   Mitchell Goodman
                         Title:  Senior Vice President, General Counsel
                                 and Secretary

                              EXHIBIT INDEX

EXHIBIT
NUMBER         EXHIBIT NAME

(a)(18) Text of Press Release of National Vision Associates, Ltd., dated October 23, 1998, with respect to acceptance of tendered Shares for payment

(a)(19)        Certificate of Ownership and Merger.